UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: June 10, 2025

MAG Silver Corp.

(SEC File No. 0-50437)

#801 – 815 Hastings St. W., Vancouver, BC V6C 1B4, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Exhibits

99.1	First Amending Agreement to the Arrangement Agreement
99.2	Second Amending Agreement to the Arrangement Agreement
99.3	Notice of Special Meeting
99.4	Arrangement Circular
99.5	Form of Proxy
99.6	Voting Instruction Form
99.7	Letter of Transmittal
99.8	Abridgement Certificate

Date: June 10, 2025	MAG Silver Corp.

“George Paspalas”
GEORGE PASPALAS
President & CEO